UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42286

ZJK Industrial Co., Ltd.

No.8, Jingqiang Road, 138 Industrial Zone,

 Xiuxin Community, Kengzi Town,

Pingshan New Area, Shenzhen

People’s Republic of China, 518122

+86-0755-28341175

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Share Awards Granted Under the 2025 Equity Incentive Plan

The Board of Directors of ZJK Industrial Co., Ltd. (Nasdaq: ZJK) (the “Company”) have approved a total grant of 641,000 new ordinary shares of the Company to certain directors and employees of the Company as equity incentives pursuant to the 2025 Equity Incentive Plan of the Company, subject to certain vesting and lock-up restrictions, including 300,000 ordinary shares to our director, Ning Ding. The Company has filed a registration statement on Form S-8 (File No.: 333-288383) to register securities issuable pursuant to the ZJK Industrial Co., Ltd. 2025 Equity Incentive Plan. Following such grants, the Company had a total of 63,822,249 ordinary shares issued and outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ZJK Industrial Co., Ltd.

Date: October 20, 2025	By:	/s/ Ning Ding
Name: Ning Ding
Title: Chief Executive Officer and Director